UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No._________)*



Name of Issuer: Gladstone Commercial Corporation



Title of Class of Securities: Common Stock



CUSIP Number: 376536108



Date of Event Which Requires Filing of this Statement: December 31, 2012


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  (X) Rule 13d-1(b)
  ( ) Rule 13d-1(c)
  ( ) Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject clas of securities, and for any subsequent amendment containing infomation which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




(Continued on the following page(s))













CUSIP No.:

376536108

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons

United Capital Financial Advisers, LLC - 27-0493248


2. Check the Appropriate Box if a Member of a Group

(a) Not Applicable

(b) Not Applicable


3. SEC Use Only


4. Citizenship or Place of Organization


Delaware


(For questions 5-8, report the Number of Shares Beneficially by Owned by Each Reporting Person With:)


5. Sole Voting Power: 		595,666


6. Shared Voting Power:	 	0


7. Sole Dispositive Power:	595,666


8. Shared Dispositive Power: 	0


9. Aggregate Amount Beneficially Owned by Each Reporting Person: 	595,666


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares:	N/A


11. Percent of Class Represented by Amount in Row (9):	5.37%


12. Type of Reporting Person: IA


Item 1(a) - Name of Issuer:

Gladstone Commercial Corporation


Item 1(b) - Address of Issuers Principal Executive Offices:

1521 Westbranch Drive, Suite 200
McLean, VA. 22102


Item 2(a) - Name of Person Filing:

United Capital Financial Advisers, LLC


Item 2(b) - Address of Principal Business Office or, if none, Residence:

500 Newport Center Drive, 2nd Floor
Newport Beach, CA. 92660


Item 2(c) - Citizenship:

Delaware


Item 2(d) - Title of Class of Securities:

Common Stock


Item 2(e) - CUSIP Number:

376536108


Item 3 - Type of Filing:

This statement is being filed pursuant to Rule 13d-1. An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).


Item 4 - Ownership.

(a) Amount beneficially owned:

595,666



(b) Percent of class:


5.37%


(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:			595,666


(ii) Shared power to vote or to direct the vote:		0


(iii) Sole power to dispose or to direct the disposition of:	595,666


(iv) Shared power to dispose or to direct the disposition of:	0


Item 5 - Ownership of Five Percent or Less of a Class:

Not Applicable


Item 6 - Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable


Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable


Item 8 - Identification and Classification of Members of the Group:

Not Applicable


Item 9 - Notice of Dissolution of Group:

Not Applicable


Item 10 - Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a particpant in any transaction having such purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

Signature: Michael A. Herman

Name/Title: Michael A. Herman, Chief Compliance Officer